SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 31, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated January 31, 2019:

•                  Nokia Board of Directors approves the Nokia Equity Program for 2019 and the issuance of shares held by the company

Nokia Corporation
Stock Exchange Release
January 31, 2019 at 9:00 (CET +1)

Nokia Board of Directors approves the Nokia Equity Program for 2019 and the issuance of shares held by the company

Espoo, Finland - Nokia announced today that its Board of Directors has approved the company’s equity program for 2019 designed to support and align the participants’ focus with Nokia’s strategy and long-term success. In line with previous years, the Nokia Equity Program for 2019 consists of a performance share plan, a restricted share plan and an employee share purchase plan. There are no more outstanding stock options granted under the Nokia stock option plans.

Performance Share Plan 2019

Nokia uses Performance Shares as the main long-term incentive instrument for executives and other eligible employees with the intention to effectively contribute to the long-term value creation and sustainability of the company and to align interests of the executives and employees with those of Nokia’s shareholders. Performance Shares are also designed to ensure that the overall equity-based compensation is based on performance.

The 2019 Performance Share Plan has a three-year performance period (2019-2021). The pay-out in Nokia shares will depend on whether performance criteria have been met during the performance period. The performance criteria are earnings per share, free cash flow and revenue relative to market. For non-executive participants, 25 per cent of the Performance Shares granted in 2019 will settle after the performance period, regardless of the satisfaction of the applicable performance criteria. In case the applicable performance criteria are not satisfied, employees who are executives at the date of Performance Share grant in 2019 will not receive any settlement.

The awards under the 2019 Performance Share Plan could result in an aggregate maximum settlement of 74 million Nokia shares, in the event that maximum performance against all the performance criteria is achieved.

Restricted Share Plan 2019

Restricted Shares are granted to Nokia’s executives and other eligible employees on a more limited basis than Performance Shares for purposes related to retention and recruitment to ensure Nokia is able to retain and recruit vital talent for the future success of the company.

Under the 2019 Restricted Share Plan, the Restricted Shares are divided into three tranches, each tranche consisting of one third of the Restricted Shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period.

The awards under the 2019 Restricted Share Plan could result in an aggregate maximum settlement of 2.5 million Nokia shares.

Employee Share Purchase Plan 2019

Under the Employee Share Purchase Plan, the eligible Nokia Group employees may elect to make contributions from their monthly net salary to purchase Nokia shares. The 2019 Employee Share Purchase Plan is planned to be offered to Nokia employees in up to 72 countries, provided that there are no significant local regulatory or administrative restraints in relation to the Plan. Participation in the Plan is voluntary.

The share purchases are intended to be made at market value on pre-determined dates on a quarterly basis during a 12-month period. Nokia intends to deliver one matching share for every two purchased shares that the participant still holds on July 31, 2020.

The aggregate maximum amount of contributions that employees can make during the Plan cycle commencing in 2019 is approximately EUR 60 million, which equals approximately 10.6 million Nokia shares using the closing share price of EUR 5.68 on Nasdaq Helsinki on January 30, 2019. Accordingly, based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 5.3 million.

Dilution effect

As of December 31, 2018, the aggregate maximum number of shares that could be issued under Nokia’s outstanding equity programs and stock option rights, assuming the performance shares would be delivered at maximum level, represented approximately 2.68 per cent of Nokia’s total number of shares (excluding the shares owned by Nokia Corporation). The potential maximum number of shares that could be issued under the Equity Program 2019 represents approximately an additional 1.47 percentage points, assuming delivery at maximum level for performance shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the Employee Share Purchase Plan.

Share issuance resolution for the settlement of shares under previous Nokia equity plans

To fulfill Nokia’s obligations under the 2015, 2016, 2017 and 2018 Restricted Share plans and the 2016 Performance Share plan in respect of shares to be settled in 2019, Nokia’s Board of Directors has resolved to issue, without consideration, a maximum of 7.5 million Nokia shares held by the company to settle its commitments to plan participants.

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 5.7 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Jon Peet, Vice President, Corporate Communications

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal